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REGULATION CROWDFUNDING · NOW LIVE
Turning whole genome data into reports physicians can use.
A single genome contains roughly 3.2 billion DNA base pairs — yet clinicians see only a narrow summary. Simplify Genomics built Smart Genome™ to bring whole-genome sequencing into clinical care, born from years of development and significant capital invested prior to spinning the platform out of Human Longevity in 2022.
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CAP · CLIA
accredited lab
APOE protective variants using our Smart
Simplify Genomics
Query Genomes
Speed of Thought
Watch on YouTube
50,000+
genomes analyzed

START HERE · GENOMICS IN PLAIN ENGLISH

What is a genome — and why does it matter to your doctor?

No science background needed — here's the whole idea in about a minute. And importantly: Simplify delivers the entire solution end-to-end, from physician ordering and sequencing to interpretation, analysis, and genetic counseling support.

What a genome is

Your genome is the complete set of DNA instructions found in nearly every cell of your body — about 3.2 billion DNA base pairs (the "letters" of your genetic code). It shapes how your body works, how you respond to medications, and your risk for many diseases. You're born with it, and it essentially never changes.

What Simplify does

"Sequencing" reads those 3.2 billion base pairs — but the raw data isn't useful on its own. Simplify delivers the whole solution: physician ordering, sequencing, interpretation and analysis, and genetic counseling support — turning raw DNA into a clear, physician-ready report plus a searchable intelligence layer.

Why physicians use it

Because it helps them care for patients proactively — flagging inherited disease risk early, understanding how your body reacts to common medications, understanding risk for common conditions, and guiding prevention. It's a shift from treating illness after it appears to getting ahead of it.

One platform, the entire journey — Simplify handles every step:

1. **Physician orders** — A physician orders the test — Simplify supports the full clinical ordering workflow. →
2. **Sequencing** — The genome is sequenced once through our CAP-accredited, CLIA-certified process. →
3. **Interpretation & analysis** — Smart Genome analyzes the data and produces a clear, clinically reviewed report. →
4. **Genetic counseling** — We provide genetic counseling support so patients and physicians can act on the results.

HOW WE'RE DIFFERENT

Your entire genetic blueprint. A lifetime of insights.

Consumer DNA tests have introduced millions of people to the value of genetic information. Simplify Genomics goes much further — analyzing your whole genome to provide comprehensive, clinically meaningful insights that can help you and your physician make more informed healthcare decisions, today and for years to come.

TRADITIONAL CONSUMER DNA TESTS

An introduction to your genetics

- **A snapshot of your DNA:** Typically examines hundreds of thousands of selected DNA positions, rather than sequencing the approximately 3 billion positions across your genome.
- **Limited coverage of certain health risks:** For example, 23andMe's BRCA1/BRCA2 report screens for 44 specific genetic variants, while thousands of variants are known to increase cancer risk.
- **A narrower range of insights:** Provides ancestry, inherited traits, and selected genetic health-risk information.
- **Limited ability to expand:** New discoveries outside the originally tested DNA positions generally require additional genetic testing through new sample collection.

VS

SIMPLIFY GENOMICS

Comprehensive genomic insights for lifelong health

- ✓ **Your complete genetic blueprint:** Uses whole-genome sequencing to examine approximately 3 billion DNA positions, providing a dramatically more comprehensive view of your genetic information.
- ✓ **A comprehensive picture of your health:** Our clinical report evaluates hereditary and rare disease risks, genetic predisposition to common diseases, medication response for 220+ medications, nutrition and wellness factors, and includes a dedicated Alzheimer's disease risk section.
- ✓ **Insights you can act on:** Identifies genetic risks that can help inform personalized screening, prevention strategies, lifestyle changes, and treatment decisions in consultation with your physician.
- ✓ **A genome that becomes more valuable over time:** As scientific discoveries advance, we can continually expand and reinterpret your genomic information — potentially uncovering new insights without collecting another sample or repeating sequencing.
- ✓ **Built for clinical care:** Delivers physician-ready reports through a CAP-accredited, CLIA-certified laboratory, helping translate complex genomic information into meaningful healthcare decisions.

In short: traditional consumer DNA tests provide a snapshot of selected genetic information. Simplify delivers a comprehensive view of your genome, actionable health insights, and the ability to unlock new information as science advances — all from a single test.

THE DATA PROBLEM

Sequencing got cheaper. Making sense of the data didn't.

More than two decades after the first human genome was sequenced, advances in technology have dramatically reduced the cost of generating genomic data. But even with the emergence of AI, translating billions of DNA data points into accurate, clinically meaningful information remains a significant challenge.

- ✕ **Most genomic data remains underutilized.** Traditional clinical reports focus on an extremely narrow set of findings, leaving much of the genome unexplored and difficult to search or interpret.
- ✕ **Valuable insights remain buried.** Clinically relevant information may exist within a patient's genomic data but never reach the physician or patient in a usable format.
- ✕ **Interpretation remains complex.** Identifying which genetic variants matter requires sophisticated computational analysis, extensive scientific evidence, and clinical expertise.
- ✕ **Scientific knowledge constantly evolves.** New discoveries, disease associations, and treatment guidelines continually change what we can learn from an individual's genome.
- ✕ **AI alone isn't enough.** AI can accelerate analysis and discovery, but clinical interpretation requires validated evidence, standardized methodologies, and appropriate oversight to produce reliable insights for patient care.

3.2B

DNA base pairs in a single genome. We can sequence an entire genome — but we're only beginning to unlock its clinical value.

Sequencing creates the data. Clinical interpretation creates the value.

THE PLATFORM · SMART GENOME™

Seven years of innovation. One powerful genomic intelligence platform.

Smart Genome™ is Simplify Genomics' proprietary clinical interpretation platform, developed and refined over more than seven years to solve one of the most challenging problems in genomics: turning massive amounts of genetic data into clinically meaningful insights.

Combining sophisticated technology, automation, and deep scientific expertise, Smart Genome analyzes and interprets whole-genome data at scale while maintaining the clinical oversight and quality standards required in a regulated healthcare environment.

This isn't an early-stage concept. Built on years of development and substantial historical investment, our technology has already supported the delivery of more than 10,000 clinical whole-genome reports.

Three integrated components power the platform — clinical interpretation and reporting, near-instant genome exploration, and a comprehensive genomic variant knowledgebase.



Three parts. One Smart Genome™.
1
simplify
genome
Clinical whole-genome reports
CAP / CLIA
accredited lab
2
simplify
search
Answers from raw genome data
< 1 sec
per query
3
simplify
data
The variant library powering both
1B+
unique variants

1

SIMPLIFY GENOME

Clinical Interpretation & Reporting

Our end-to-end clinical interpretation engine transforms complex whole-genome data into comprehensive, physician-ready reports covering hereditary disease risks, medication response, common disease predisposition, and other health-related findings — automating sophisticated genomic analysis while maintaining expert clinical oversight through our CAP accredited, CLIA-certified laborator

2

SIMPLIFY SEARCH

Near-Instant Genome Exploration

Our proprietary search engine enables users to explore genomic data and associated scientific evidence in near real time — moving beyond the limitations of a static clinical report. Ask a question about a genome and rapidly explore relevant variants, disease associations, and emerging findings without sifting through millions of data points.

Genomic search results in under one

3

SIMPLIFY DATA

The Genomic Variant Knowledgebase

At the foundation of Smart Genome is a proprietary, searchable knowledgebase of more than 1 billion unique genetic variants, integrating genomic information with scientific evidence and clinical annotations. It powers both our clinical reporting and Search — and creates potential opportunities for research collaborations and partnerships.

1 billion+ unique genetic variants indexed

10,000+ clinical whole-genome reports delivered

Genomic search results in under one second

1 billion+ unique genetic variants indexed

One integrated platform. Multiple opportunities to create value. Smart Genome combines clinical expertise, automation, real-time exploration, and a growing genomic knowledgebase — enabling Simplify to deliver clinical reports today while building the foundation for ongoing interpretation, research, and future commercial applications.

FROM GENOMIC DATA TO CLINICAL CLARITY

Whole-genome complexity, turned into clinical clarity

A single human genome contains billions of DNA data points and millions of genetic variations. The challenge is determining which findings matter and translating them into meaningful information for patients and physicians.

Since 2018, Smart Genome™ has evolved through ten major releases, with our scientific team and proprietary algorithms evaluating evidence across more than 7,000 genes. Through rigorous scientific review, we have established sufficiently supported gene-disease relationships for approximately 2,100 genes, expanding to approximately 3,400 genes in our next release.

Our highly automated platform combines sophisticated genomic analysis with expert scientific oversight to transform this complexity into comprehensive, clinically meaningful reports based on established scientific evidence and clinical guidelines.

The result: physician-ready genomic reports that turn billions of data points into meaningful health insights — efficiently, consistently, and at scale.

INSIDE THE CLINICAL REPORT

One test. Insights across four areas of health.

In plain terms: we read a person's whole genome once, then report what actually matters for their care — the diseases they may be at risk for, how they'll respond to medications, their risk for common conditions, and everyday wellness and nutritional traits.



simplify genomics
Whole Genome Clinical Report
Creating clinical utility across multiple disease states and drug therapies utilizing whole genome
Monogenic Risk
Pharmacogenomics
Polygenic Risk
Wellness
• Actionable monogenic variants
• Carrier status for mendelian disease
• Current scope: ~2100 genes growing to ~3400 genes
• 224 Drugs assessed for 27 genes
• WGS copy number on CYP2D6 (25% prescribed drugs)
• 31 Polygenic Risk Models
• Risk for common disease
• Literature curated and independently validated
• Wellness traits of clinical and lifestyle relevance
• 26 traits
All content is curated using scientific literature and relevant clinical guidelines (ACMG, CPIC, FDA)
CAP ACCREDITED
www.simplifygenomics.com
10

CONTINUOUS INNOVATION & LIFETIME VALUE

One genome. New insights as science advances.

Since delivering our first clinical whole-genome report in 2018, Smart Genome™ has evolved through ten major releases, continually expanding the clinical insights we can provide while increasing automation, efficiency, and scalability. Our latest release (v10) expanded pharmacogenomic coverage to 224 medications and introduced new insights into Alzheimer's disease risk, GLP-1 medication response, and other health-related findings.

And we're just getting started. As our platform and scientific capabilities continue to advance, we expect to introduce new reports, clinical insights, and targeted updates more frequently. Because we analyze the whole genome, new scientific discoveries and advances in clinical interpretation can be applied to a patient's existing genomic data — potentially revealing additional health insights without collecting another sample or repeating sequencing. This creates the foundation for ongoing patient engagement and recurring revenue — periodic reinterpretation, new condition-specific reports, and additional insights as scientific knowledge evolves. One test today. New insights for years to come.



simplify genomics
Demonstrated Clinical Experience
Issuing clinical reports and major version releases since 2018
v1
• 6,651 variants
• PGx – 9 genes, 51 medications
v2
• PGx – 9 genes, 63 medications
v3
• 85,989 variants
v4
• 91,087 variants
v5
• 31 Polygenic Risk models
• 14 Trait Models
v6
• 108,259 variants
v7
• 108,259 variants
• 1,518 genes
• 1,652 diseases
• PGx – 13 genes, 89 medications
• 31 Polygenic Risk models
• 17 Trait Models
v8
• 1.6M+ variants (analyzed)
• 2,011 genes
• 2,195 diseases
• PGx – 14 genes, 95 medications
v9
• PGx – 19 genes, 135 medications
v10
• PGx – 27 genes, 224 medications
• 3 new nutrition factors
• Alzheimer's disease section added
2018
v1 · First release
2026
v10 · Latest release
www.simplifygenomics.com
11



simplify genomics
Genome Clinical Report v10
More from the genome — continuous clinical and health & wellness insights
simplify genomics
INTRODUCING
GCR v10
More from the genome.
New clinical and health and wellness insights—powering more informed care and better outcomes.
Alzheimer's Disease Risk
A more complete assessment that brings together the key dimensions of Alzheimer's genetic risk.
APOE status
Polygenic risk (20-variant model)
Hereditary risk (rare variants)
Expanded Pharmacogenomics
More genes. More medications. More actionable insights.
27 Genes
224 Medications
Understand how genetics may influence medication efficacy and the risk of adverse effects.
New Health and Wellness Insights
Three new genetic insights to support proactive, personalized care.
Non-Alcoholic Fatty Liver Disease (NAFLD) Susceptibility
Response to GLP-1 Receptor Agonists
SERPINE1 4G/5G Polymorphism
One whole genome.
An expanding body of clinical insight.
www.simplifygenomics.com
12

PROVEN AT SCALE

Built on years of investment. Proven in clinical practice.

50,000+
Genomes analyzed

40,000+

7,000+

$90M
Historical platform development investment prior to spinout

50,000+
Genomes analyzed

10,000+
Clinical reports delivered

7,000+
Genes curated

$90M
Historical platform development investment prior to spinout

DATA SECURITY & PRIVACY

Protecting genomic data at every layer

Genomic information is among the most personal forms of health data. At Simplify Genomics, privacy and security are fundamental to how we design, operate, and maintain our clinical technology platform.

Patient information is protected through encryption in transit and at rest, role-based access controls, authentication, audit logging, and administrative, technical, and physical safeguards designed to meet HIPAA requirements.

As a HIPAA covered entity, Simplify maintains strict controls over access to and disclosure of protected health information. Patient data is used and shared only for authorized purposes, including clinical care, permitted healthcare operations, and research where appropriate consent or authorization has been obtained.

Our commitment: protect patient privacy while enabling the responsible clinical use of genomic information.

Encryption
Data encrypted in transit and at rest

HIPAA Compliance
Access controls, auditing, and safeguards

Responsible Data Use
Controlled access and authorized disclosures

COMMERCIAL TRACTION & STRATEGIC PARTNERSHIPS

A decade of genomic expertise. Growing commercial momentum.

Simplify Genomics traces its technology origins to Human Longevity, Inc., where development began in 2016. Following its spinout in 2022, Simplify continued advancing its clinical genomics platform while building relationships with healthcare providers and enterprise partners. Today, we're focused on scaling commercialization through established healthcare organizations, leveraging their existing physician networks, patient relationships, and distribution channels.

2 → 15+
Enterprise customer relationships
Growth from approximately two enterprise customers following the 2022 spinout to more than 15 today, driven primarily by referrals and industry relationships.

10,000+
Clinical whole-genome reports delivered
Extensive real-world clinical experience, supported by the same core scientific and technology team that developed the platform before and after the 2022 spinout.

4+
Major industry leaders in pilots & evaluations
Engagements with established national and international healthcare, genomics, diagnostics, and technology organizations.

STRATEGIC PARTNERSHIP

SimonMed × Simplify Genomics

Simplify has signed a commercial agreement with SimonMed Imaging, one of the largest outpatient imaging providers in the United States, to combine our clinical whole-genome reporting capabilities with SimonMed's whole-body MRI and longevity offerings.

With its established national network of imaging centers, referring physicians, and patients, SimonMed provides a potential distribution opportunity for Simplify without requiring us to build a comparable direct-sales infrastructure.

Our strategy: partner with established healthcare organizations to expand access to clinical whole-genome testing, accelerate adoption, and scale commercialization efficiently and cost-effectively.

COMMERCIAL MOMENTUM & SCALABILITY

Growing demand. Built for profitability.

Demand for comprehensive genomic insights is growing — 84% of consumers consider wellness an important or top priority. Simplify is seeing increasing commercial interest from healthcare providers, diagnostic companies, and other established organizations. Unlike business models that prioritize revenue growth at any cost, Simplify has spent years building a highly automated clinical interpretation platform designed for operating efficiency and profitability from the outset.

~350–400

Monthly reports to targeted breakeven

Based on our current financial model, approximately 350–400 clinical reports per month could support positive cash flow.

7

Experienced core team members

A lean team with deep scientific and technical expertise, supported by extensive automation that enables growth without proportionately increasing headcount.

~50% & 85%+

Target gross margin — initial & reinterpretation reports

Our model targets ~50% gross margins on initial clinical whole-genome reports, including pass-through sequencing costs, and 85%+ margins on reinterpretation services.

Built to scale profitably. Our commercial strategy focuses on partnering with established healthcare organizations that already have physician networks, patient relationships, and distribution infrastructure. By combining these existing channels with our highly automated platform, we aim to expand adoption while maintaining a disciplined cost structure. Our objective isn't simply to grow revenue — it's to build a sustainable, cash-flow-positive clinical genomics business as adoption scales.

COMMERCIAL PIPELINE & DISTRIBUTION

Expanding through established healthcare and technology partners

Beyond SimonMed, Simplify is engaged in discussions, pilots, and evaluations with major organizations across consumer genomics, healthcare, employer wellness, and technology. These relationships represent potential opportunities to expand distribution and introduce our clinical genomic capabilities to substantially larger patient populations.

At the same time, growing consumer interest in proactive and personalized healthcare is creating new opportunities for genomic testing. We're also seeing increased awareness through prominent physicians, influencers, and national health and wellness podcasts.

Importantly, these opportunities leverage the same underlying technology and clinical infrastructure. Our highly automated platform is designed to support multiple commercial channels without proportionately increasing operating costs, creating meaningful operating leverage as adoption grows.

Our strategy is straightforward: capitalize on growing interest in personalized healthcare while maintaining the capital-efficient operating model we've spent years building.

THE MARKET

A growing multi-billion-dollar market for proactive, personalized healthcare

As sequencing costs continue to decline, comprehensive genomic testing is becoming increasingly accessible to consumers and healthcare providers. Advances in sequencing technology, expanding clinical knowledge, and growing interest in personalized healthcare are creating new opportunities for whole-genome screening.

Simplify's initial focus is on concierge medicine, executive health, and preventive healthcare — established markets serving patients who already invest in personalized health services beyond traditional insurance coverage.

The opportunity is supported by meaningful commercial benchmarks. For example, MDVIP alone serves more than 430,000 members, while GRAIL sold more than 185,000 Galleri cancer-screening tests in 2025 at a premium price point, demonstrating consumer adoption of premium preventive diagnostics.

As adoption grows, we see opportunities to expand into broader preventive health, employer wellness, and other commercial markets — unlocking additional growth for our clinical genomic interpretation platform.


Broader Consumer Health & Genomic Services
Preventive Healthcare & Employer Wellness
Concierge Medicine & Executive Health

DISCIPLINED BUSINESS MODEL

One platform. Multiple opportunities to generate revenue from each genome.

One of the most compelling aspects of whole-genome sequencing is that a patient's genomic data can provide value long after the initial test. While an individual's DNA remains largely unchanged, scientific knowledge continues to advance, creating opportunities to deliver new insights without repeating sequencing. Simplify has built an integrated clinical genomics platform designed to support three distinct revenue opportunities — each leveraging the same underlying technology and infrastructure, creating attractive margins and operating leverage as adoption grows.

1

CLINICAL REPORTING

Initial Whole-Genome Interpretation & Reporting

Our primary revenue stream comes from comprehensive clinical whole-genome reports, providing physicians and patients with insights into hereditary disease risks, medication response, common disease predisposition, and wellness. Our highly automated platform enables efficient clinical interpretation and reporting at scale.

~50% gross margin · includes pass-through sequencing costs

2

RECURRING SERVICES

Reinterpretation & Genome Search

As scientific discoveries and clinical guidelines evolve, Simplify creates recurring revenue by periodically reannotating existing genomic data to identify new findings. The same patient's genome can be revisited repeatedly over many years — potentially generating multiple updated reports and recurring revenue, without another sample or repeat sequencing, increasing the lifetime value of each patient relationship.

80%+ gross margin · recurring revenue from existing data

3

RESEARCH & TECHNOLOGY PARTNERSHIPS

Genomic Research & Discovery

Simplify's proprietary genomic knowledgebase, interpretation technology, and research capabilities create opportunities to support pharmaceutical companies, research institutions, and technology partners — through technology licensing, genomic analysis, and appropriately authorized research applications, subject to applicable privacy, consent, and regulatory requirements.

Up to ~90% projected gross margin

One genome. Multiple revenue opportunities over a lifetime. By leveraging the same genomic data and technology across multiple applications, Simplify has the potential to significantly increase the lifetime value of each genome while maintaining a capital-efficient, scalable business model.

THE WHOLE-GENOME ADVANTAGE

Why test for one condition when you can learn about many?

Many genomic products focus on a narrow set of findings. Smart Genome was designed for broader clinical utility — a more comprehensive view across disease areas, a search layer beyond the static report, and a knowledgebase that becomes more valuable over time.

CAPABILITY	TARGETED GENETIC PANELS	SIMPLIFY WHOLE GENOME
Genes covered	Selected genes, depending on panel	Whole genome
Diseases covered	One to multiple, depending on panel	2,100+ conditions
Hereditary disease risk	Included for targeted conditions	✓ Included
Medication response	Available through specific panels	✓ Included
Common disease risk	Available through separate tests	✓ Included
Carrier screening	Available through specific panels	✓ Included
Nutrition & wellness	Available through separate tests	✓ Included
Future reinterpretation	Re-assay required	✓ Re-sequencing not needed

One genome. Multiple health insights. New discoveries over a lifetime.

WHY THIS ROUND

Investing in commercial growth, not building from scratch.

Since spinning out of Human Longevity in 2022, Simplify Genomics has raised less than $8 million while continuing to develop and commercialize an established clinical genomics platform with a lean team of six. With years of technology development behind us, more than 10,000 clinical whole-genome reports delivered, and growing commercial traction, our focus has shifted from building the core technology to capitalizing on the partnerships, customer relationships, and strategic opportunities we have already developed.

This funding round is intended primarily to accelerate execution on existing commercial agreements, active pilots, and ongoing strategic discussions — expanding operational capacity, supporting customer and partner integrations, and adding two to three team members to manage multiple initiatives in parallel. Our objective is to convert the commercial opportunities already in front of us into sustained revenue growth and positive cash flow, while maintaining the capital-efficient operating model we have built.

EXPERIENCED LEADERSHIP

The team that built the platform is the team leading it today.

Simplify Genomics is led by the same scientific, technology, and business team that developed the platform at Human Longevity and continued advancing it following the 2022 spinout. The entire team has remained together throughout this journey, preserving nearly a decade of institutional knowledge, scientific expertise, and firsthand experience developing and operating the technology.

That continuity reflects more than strong working relationships. Our team shares a deep belief in Simplify's mission and recognizes that the genomics market is reaching an inflection point. As the industry increasingly confronts the challenge of translating vast amounts of genomic data into meaningful, clinically actionable insights, our team believes we have built the technology and expertise to solve that problem at scale.

One team. Nearly a decade together. A shared mission — and a solution built for this moment.



Travis Lacey

CO-FOUNDER & CEO

An experienced business leader with a background in finance, investment banking, and healthcare technology. Previously developed an oncology genomics platform that translated tumor sequencing data into clinically relevant insights for drug development. The business was acquired by NeoGenomics Laboratories in 2020.



Wayne Delport, PhD

CO-FOUNDER & CTO

A published scientist and experienced technology leader specializing in bioinformatics, clinical genomics, and large-scale genomic data analysis. Previously led bioinformatics and technology development at Human Longevity and helped establish the technology foundation that became Simplify Genomics. Has driven substantial improvements in computational efficiency, reducing storage and computing costs by more than 50%.

THE DEAL

Investment terms

Invest in Simplify Genomics' bridge round on the Highlander platform.

SECURITY **SAFE** Simple Agreement for Future Equity	VALUATION CAP **$30M** Conversion cap	DISCOUNT **20%** Conversion discount
MIN INVESTMENT **$250** Per investor	MAX OFFERING **$5M** Maximum raise	DEADLINE **Feb 28, 2027** Offering closes

Simplify Genomics previously raised $5M+ from 2,800+ investors. Full terms and fee disclosures are set out in the offering's Form C. Forward-looking figures are projections and are not guaranteed.

READY TO INVEST?

Own a piece of the genomics interpretation layer

Back the platform turning whole genome data into reports physicians can actually use in the clinic.

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